# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ready Capital Corp, CIK 0001527590
CUSIP: 75574U101
Title of class of securities: COMMON STOCK PAR VALUE $0.0001 PER SHARE
Address of issuer's principal executive offices: 1251 AVENUE OF THE AMERICAS, 1251 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10020
Date of event which requires filing of this statement: 07/29/2025
Amends the filing with accession number 0000904853-25-000005
Filed by CIK 0000904853
Persons authorized to receive notices and communications: HOWARD AMSTER, 290 NORTH OLIVE, SUITE 523, WEST PALM BEACH, Florida (FL), 33401, 2165951047

## Reporting persons
- Amster Howard (CIK 0000904853): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 10,995,346; shared voting power 619,854; sole dispositive power 10,995,346; shared dispositive power 619,854; aggregate amount beneficially owned 11,615,200 (7.1% of the class)
  Comment: *Mr. Amster is deemed to be the beneficial owner of (i) 3,003,659 shares that are owned directly by Mr. Amster; (ii) 3,608,253 shares that are owned in the aggregate by Pleasant Lake Apartments Corp., Pleasant Lake Apartments Limited Partnership, and Laughlin Holdings, LLC, all joint filers, over which Mr. Amster has sole voting and dispositive power; (iii) 3,104,611 shares that are owned in the aggregate by the trusts jointly filing herewith, over which, as sole trustee, Mr. Amster has sole voting and dispositive power; (iv) the 497,971 shares that are owned by the Howard Amster Foundation over which, Mr. Amster, as President, has sole voting and dispositive power; (v) 457,812 shares that are owned by Amster Limited Partnership, which Mr. Amster, as sole General Partner, has sole voting and dispositive power; (vi) 323,040 shares that are owned by Ramat Securities, Ltd., which Mr. Amster, as authorized representative and majority member, has sole voting and dipositive power; (vii) 11,155 shares that are owned by NewAx Inc., which Mr. Amster, as a member of the Board of Directors and majority shareholder, has shared voting and dispositive power; (viii) 494,113 shares owned by Pleasant Lake Skoien Investments LLC, which Mr. Amster, as President of Pleasant Lake Apartments Corp., the General Partner of Pleasant Lake Apartments LP, the Managing Member of Pleasant Lake Apartments LLC which is the Managing Member of Pleasant Lake Skoien Investments LLC, has shared voting and dispositive power and (ix) 114,586 shares owned by Horizon Group Properties Inc., which Mr. Amster, as the majority owner has shared voting and dispositive power.
  **Denominator is based on the 164,327,272 shares of common stock outstanding as of August 8, 2025 as reported by the Issuer on Form 10-Q for the period ending June 30, 2025, as filed with the Securities and Exchange Commission on August 8, 2025
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,550,466; sole dispositive power 0; shared dispositive power 2,550,466; aggregate amount beneficially owned 2,550,466 (1.6% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 1 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,182,997; sole dispositive power 0; shared dispositive power 2,182,997; aggregate amount beneficially owned 2,182,997 (1.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 39,208; sole dispositive power 0; shared dispositive power 39,208; aggregate amount beneficially owned 39,208 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 103,540; sole dispositive power 0; shared dispositive power 103,540; aggregate amount beneficially owned 103,540 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- AMSTER LIMITED PARTNERSHIP: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 457,812; sole dispositive power 0; shared dispositive power 457,812; aggregate amount beneficially owned 457,812 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 694; sole dispositive power 0; shared dispositive power 694; aggregate amount beneficially owned 694 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- LAUGHLIN HOLDINGS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,055,981; sole dispositive power 0; shared dispositive power 1,055,981; aggregate amount beneficially owned 1,055,981 (0.6% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- RAMAT SECURITIES LTD: type of reporting person: partnership (PN); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 323,040; sole dispositive power 0; shared dispositive power 323,040; aggregate amount beneficially owned 323,040 (0.2% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 559,208; sole dispositive power 0; shared dispositive power 559,208; aggregate amount beneficially owned 559,208 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- PLEASANT LAKE APARTMENTS CORP.: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,806; sole dispositive power 0; shared dispositive power 1,806; aggregate amount beneficially owned 1,806 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 99,968; sole dispositive power 0; shared dispositive power 99,968; aggregate amount beneficially owned 99,968 (0.1% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER FOUNDATION: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 497,971; sole dispositive power 0; shared dispositive power 497,971; aggregate amount beneficially owned 497,971 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- NEWAX INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 11,155; sole dispositive power 0; shared dispositive power 11,155; aggregate amount beneficially owned 11,155 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 494,113; sole dispositive power 0; shared dispositive power 494,113; aggregate amount beneficially owned 494,113 (0.3% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 40,483; sole dispositive power 0; shared dispositive power 40,483; aggregate amount beneficially owned 40,483 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 24,952; sole dispositive power 0; shared dispositive power 24,952; aggregate amount beneficially owned 24,952 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,216; sole dispositive power 0; shared dispositive power 2,216; aggregate amount beneficially owned 2,216 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER & TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 345; sole dispositive power 0; shared dispositive power 345; aggregate amount beneficially owned 345 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 5,142; sole dispositive power 0; shared dispositive power 5,142; aggregate amount beneficially owned 5,142 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 2,854; sole dispositive power 0; shared dispositive power 2,854; aggregate amount beneficially owned 2,854 (0% of the class)
  Comment: * See the footnote marked with a * to cover page for Mr. Amster.
  ** See the footnote marked with a ** to cover page for Mr. Amster.
- HORIZON GROUP PROPERTIES INC.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 114,586; sole dispositive power 0; shared dispositive power 114,586; aggregate amount beneficially owned 114,586 (0.1% of the class)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: type of reporting person: other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 43,004; sole dispositive power 0; shared dispositive power 43,004; aggregate amount beneficially owned 43,004 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK PAR VALUE $0.0001 PER SHARE
Name of issuer: Ready Capital Corp
Address of issuer's principal executive offices: 1251 AVENUE OF THE AMERICAS, 1251 AVENUE OF THE AMERICAS, NEW YORK, New York (NY), 10020
Comment: This Amendment No. 1 to Schedule 13D (Amendment No. 1) amends the Reporting Persons initial Schedule 13D filed August 5,2025 (the Initial 13D) with respect to the Common Shares (the Common Stock) of Ready Capital Corporation (the Issuer). Except as specifically amended by this Amendment No. 1 and noted in the paragraphs below, the Initial 13D is unchanged. Unless otherwise indicated, each capitalized item used but not specifically defined herein shall have the meaning ascribed to such item in the Initial 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Initial 13D is hereby amended and restated in its entirety to read as follows:
(a) See Items 11 and 13 of the cover pages of this Schedule 13D, as amended, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the shares of Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See items 7, 8, 9, and 10 of the cover pages to this Schedule 13D, as amended, which Items are incorporated herein by reference, for the aggregate number and percentage of the shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.
Transactions in the class effected during the past sixty days:
The following table sets forth all transactions with respect to the shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons, inclusive of any transactions effected through 5:00 p.m., New York City time, on August 28, 2025.
All transactions were purchases and were conducted on the open market. If the shares were purchased in multiple transactions on a single trading day, the price per share reported is the weighted average price.

Date Shares Purchased Per Share Total Price Purchaser
07/29/25 301,000 $4.44 $1,336,817 Howard Amster*
07/29/25 4,000 $4.44 $17,786 Pleasant Lake Apartments LP*
07/29/25 36,900 $4.44 $163,888 Laughlin Holdings LLC*
07/29/25 162,000 $4.44 $692,839 Howard Amster*
07/29/25 8,700 $4.44 $38,648 Howard Amster 2019 CRUT 1*
07/29/25 1,200 $4.44 $4,358 Howard Amster 2019 CRUT 3*
07/29/25 5,100 $4.44 $22,669 Howard Amster 2019 CRUT 4*
07/29/25 1,500 $4.44 $6,689 Howard Amster 2019 CRUT 2*
07/29/25 1,100 $4.44 $4,914 Howard Amster 2019 CRUT 5*
07/29/25 11,200 $4.44 $49,748 Howard Amster 2021 CRUT 3*
07/29/25 3,300 $4.44 $14,679 Howard Amster 2022 CRUT 1*
08/06/25 690,000 $4.20 $2,900,493 Howard Amster**
08/06/25 634,300 $4.20 $2,663,650 Howard Amster 2019 CRUT 1**
08/07/25 370,000 $4.21 $1,559,039 Howard Amster 2019 CRUT 1***
08/27/25 684,000 $4.18 $2,860,084 Howard Amster 2019 CRUT 1****
08/27/25 260,000 $4.25 $1,106,073 Howard Amster 2021 CRUT 3****

*For purchases on 07/29/25, the High Price was $4.48 and the Low Price was $4.36
** For purchases on 08/06/25, the High Price was $4.27 and the Low Price was $4.14
*** For purchases on 08/07/25, the High Price was $4.24 and the Low Price was $4.19
**** For purchases on 08/27/25, the High Price was $4.28 and the Low Price was $4.08
Other persons with the right to receive dividends or sale proceeds: ) Other than the Reporting Persons, no other person is known by the Reporting Persons to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock of the Issuer beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not Applicable

## Signatures
- Amster Howard: HOWARD AMSTER, HOWARD AMSTER (08/28/2025)
- PLEASANT LAKE APARTMENTS LIMITED PARTNERSHIP: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APTS CORP ITS GENERAL PARTNER (08/28/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST 1 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #4 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2025)
- AMSTER LIMITED PARTNERSHIP: HOWARD AMSTER, GENERAL PARTNER (08/28/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #7 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2025)
- LAUGHLIN HOLDINGS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APTS CORP GENERAL PARTNER PLEASANT LAKE APTS LP MANAGER OF LAUGHLIN HOLDINGS LLC (08/28/2025)
- RAMAT SECURITIES LTD: HOWARD AMSTER, AUTHORIZED REPRESENTATIVE (08/21/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #3 U/A DTD 11/23/2021: HOWARD AMSTER, TRUSTEE (08/28/2025)
- PLEASANT LAKE APARTMENTS CORP.: HOWARD AMSTER, PRESIDENT (08/28/2025)
- HOWARD AMSTER 2022 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 03/09/2022: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER FOUNDATION: HOWARD AMSTER, PRESIDENT (08/28/2025)
- NEWAX INC.: HOWARD AMSTER, DIRECTOR (08/28/2025)
- PLEASANT LAKE SKOIEN INVESTMENTS LLC: HOWARD AMSTER, PRESIDENT PLEASANT LAKE APTS CORP GENERAL PARTNER OF PLEASANT LAKE APTS LP MANAGING MEMBER OF PLEASANT LAKE SKOIEN INVESTMENTS LLC (08/28/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #5 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #1 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER 2021 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 08/10/2021: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER & TAMRA GOULD CHARITABLE REMAINDER UNITRUST U/A DTD 03/18/1993: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 04/22/1998: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HOWARD AMSTER CHARITABLE REMAINDER UNITRUST U/A DTD 01/11/2005: HOWARD AMSTER, TRUSTEE (08/28/2025)
- HORIZON GROUP PROPERTIES INC.: HOWARD AMSTER, DIRECTOR (08/28/2025)
- HOWARD AMSTER 2019 CHARITABLE REMAINDER UNITRUST #2 U/A DTD 05/20/2019: HOWARD AMSTER, TRUSTEE (08/28/2025)